                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                             American Buildings Co.
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)


                                    024757106
                       ----------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement X. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 8 Pages

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CUSIP No. 024757106
          ---------

1)   Name of Reporting Person                     SAFECO Common Stock Trust
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ------------------------------
     (See Instructions)                           (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of                      State of Delaware
     Organization
--------------------------------------------------------------------------------
Number of       (5) Sole Voting
Shares              Power                         0
Beneficially
Owned by        ----------------------------------------------------------------
Reporting       (6) Shared Voting                 428,800
Person With         Power
                ----------------------------------------------------------------
                (7) Sole Dispositive Power        0
                ----------------------------------------------------------------
                (8) Shared                        428,800
                    Dispositive
                    Power
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially                428,800
     Owned by Reporting Person
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by Amount                        6.8%
     in Row 9
--------------------------------------------------------------------------------
12)  Type of Reporting Person                     IV
     (See Instructions)


                                Page 2 of 8 Pages

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CUSIP No. 024757106
          ---------

1)   Name of Reporting Person                     SAFECO Asset Management
     S.S. or I.R.S. Identification                Company
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ------------------------------
     (See Instructions)                           (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of                      State of Washington
     Organization
--------------------------------------------------------------------------------
Number of       (5) Sole Voting
Shares              Power                         0
Beneficially
Owned by        ----------------------------------------------------------------
Reporting       (6) Shared Voting                 663,300
Person With         Power
                ----------------------------------------------------------------
                (7) Sole Dispositive Power        0
                ----------------------------------------------------------------
                (8) Shared                        663,300
                    Dispositive
                    Power
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially                663,300 (1)
     Owned by Reporting Person
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by Amount                        10.5%
     in Row 9
--------------------------------------------------------------------------------
12)  Type of Reporting Person                     IA
     (See Instructions)

---------------
     (1) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G.


                                Page 3 of 8 Pages

CUSIP No. 024757106
          ---------

1)   Name of Reporting Person                     SAFECO Corporation
     S.S. or I.R.S. Identification
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                    (a)
     if a Member of a Group                       ------------------------------
     (See Instructions)                           (b)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of                      State of Washington
     Organization
--------------------------------------------------------------------------------
Number of       (5) Sole Voting
Shares              Power                         0
Beneficially
Owned by        ----------------------------------------------------------------
Reporting       (6) Shared Voting                 663,300
Person With         Power
                ----------------------------------------------------------------
                (7) Sole Dispositive Power        0
                ----------------------------------------------------------------
                (8) Shared                        663,300
                    Dispositive
                    Power
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially                663,300 (2)
     Owned by Reporting Person
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9) Excludes
     Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by Amount                        10.5%
     in Row 9
--------------------------------------------------------------------------------
12)  Type of Reporting Person                     HC
     (See Instructions)

---------------
     (2) The Reporting Person disclaims any beneficial ownership of the shares reported on this joint 13G.


                                Page 4 of 8 Pages

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CUSIP No. 024757106
          ---------

Item 1(a).     Name of Issuer:

               See front cover

Item 1(b).     Address of Issuer Principal Executive Offices:

               P.O. Box 800
               Eufaula, AL 36027

Item 2(a).     Name of Person(s) Filing:

               See Item 1 on cover page (pp 2-4).

Item 2(b).     Address of Principal Business Office or, If None, Residence:

               SAFECO Plaza, Seattle, WA  98185

Item 2(c).     Citizenship:

               See Item 4 on cover page (pp 2-4).

Item 2(d).     Title of Class of Securities:

               See front cover page.

Item 2(e).     CUSIP Number:

               See front cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the persons filing are:

          (a)  ( )  Broker or Dealer registered under Section 15 of the Act.
          (b)  ( )  Bank as defined in Section 3(a)(6) of the Act.
          (c)  ( )  Insurance Company as defined in Section 3(a)(19) of the Act.
          (d) (X) Investment Company registered under Section 8 of the Investment Company Act.
          (e) (X) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.
          (f) ( ) Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
          (g)  (X)  Parent Holding Company in accordance with
                    Rule 13d-1(b)(ii)(G).
          (h)  ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


                                Page 5 of 8 Pages

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CUSIP No. 024757106
          ---------

Item 4.        Ownership:

               Items (a) through (c):

               See items 1 and 5-11 of the cover pages (pp 2-4).

               SAFECO Asset Management Company and SAFECO Corporation expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

Item 5.        Ownership of 5% or Less of a Class:

               Not applicable.

Item 6.        Ownership of More than 5% on Behalf of Another Person:

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               SAFECO Asset Management Company is the subsidiary on which SAFECO Corporation is reporting as the parent holding company. SAFECO Asset Management Company is an IA as specified in Item 12 on the cover page (p. 3).

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 6 of 8 Pages

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CUSIP No. 024757106
          ---------

Exhibits.

               The statement required by Rule 13d-1(f) is attached as Exhibit A.


Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date December 9, 1996                   SAFECO Common Stock Trust



                                        By /s/ Ronald L. Spaulding
                                           -------------------------------------
                                             Ronald L. Spaulding, Treasurer

                                        SAFECO Corporation



                                        By /s/ Ronald L. Spaulding
                                           -------------------------------------
                                             Ronald L. Spaulding, Treasurer


                                        SAFECO Asset Management Company



                                        By /s/ Neal A. Fuller
                                           -------------------------------------
                                             Neal A. Fuller, Secretary


                                Page 7 of 8 Pages

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                                    EXHIBIT A



Agreement for filing Schedule 13-G.

Pursuant to the requirements of Regulation 13d-1(d), SAFECO Common Stock Trust, SAFECO Corporation and SAFECO Asset Management Company each agree that Schedule 13-G filed by them with regard to American Buildings Co.'s common stock is filed on behalf of each of them.


Date December 9, 1996                   SAFECO Common Stock Trust



                                        By /s/ Ronald L. Spaulding
                                           -------------------------------------
                                             Ronald L. Spaulding, Treasurer

                                        SAFECO Corporation



                                        By /s/ Ronald L. Spaulding
                                           -------------------------------------
                                             Ronald L. Spaulding, Treasurer


                                        SAFECO Asset Management Company



                                        By /s/ Neal A. Fuller
                                           -------------------------------------
                                             Neal A. Fuller, Secretary


                                Page 8 of 8 Pages